P&G
                                                    Clayton C. Daley, Jr.
                                                    Sr. Vice President &
                                                    Chief Financial Officer
                                                    The Procter & Gamble Company
                                                    1 Procter & Gamble Plaza
                                                    Cincinnati, OH 45202-3315
                                                    (513) 983-4448 phone
                                                    (513) 983-2261 fax
                                                    daley.cc@pg.com
                                                    www.pg.com

                                       February 11, 2005

John Cash, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0510

Re:      January 14, 2005 SEC Comment Letter
         The Procter & Gamble Corporation
         Form 10-K for the period ending June 30, 2004
         Form 10-Q for the period ended September 30, 2004 File No. 1-00434

Dear Mr. Cash:

This provides Procter & Gamble's response to your letter dated January 14, 2005 regarding the SEC's review of our Form 10-K for the period ended June 30, 2004 and Form 10-Q for the period ended September 30, 2004. We understand and appreciate that the purpose of your review is to assist us in our compliance with the applicable disclosure requirements and enhance the overall disclosures in our filings. Procter & Gamble (the Company) strives to provide investors with clear disclosures that provide a transparent discussion of its performance, business drivers and trends. We believe the SEC Staff's comments and observations will assist in furthering this effort.

Attached to this cover letter are your individual comments and the Company's responses including, as appropriate, proposed revisions to disclosures that we anticipate making in future filings.

We have attempted to provide a clear, complete response and resolution/approach to each comment provided. In addition, we acknowledge that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of our views further, please feel free to contact Dick Westerheide, Manager, Corporate Accounting at 513-983-6113 or Mick Homan, Director, Corporate Accounting at 513-983-6666 on any accounting or disclosure matters, or Chris Walther, Associate General Counsel, at 513-983-7854 on any legal matters.

                                       Sincerely,

                                       /S/ CLAYTON C. DALEY, JR.
                                       Clayton C. Daley, Jr
                                       Chief Financial Officer
CCD2409
cc:    Mr. A. G. Lafley, President and Chief Executive Officer
       Deloitte & Touche LLP

The Procter & Gamble Company
Form 10-K for the period ended June 30, 2004
Form 10-Q for the period ended September 30, 2004
Attachment - Page 1


THE PROCTER & GAMBLE COMPANY
----------------------------
Form 10-K for the period ending June 30, 2004


General
-------
   1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

         THE PROPOSED RESOLUTION CONTAINED IN THE RESPONSES BELOW, INCLUDING THE SPECIFIED REVISED OR ADDITIONAL DISCLOSURES, WILL BE REFLECTED PROSPECTIVELY IN ALL FUTURE FILINGS WHERE APPROPRIATE.

   2. We note your presentation of diluted EPS in a bar chart titled "Additional Earnings Information" in your Annual Report. You appear to be presenting a non-GAAP measure in this chart, since you are showing what your EPS would have been if you had not recorded restructuring charges. Please tell us how you determined that this presentation complies with Item 10(e) of Regulation S-K and Question 11 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Alternatively, please confirm to us that you will not use this measure in future filings.

         ITEM 10(E) OF REGULATION S-K PROVIDES ADDITIONAL REQUIREMENTS FOR THE USE OF NON-GAAP FINANCIAL MEASURES IN DOCUMENTS FILED WITH THE SEC. THE INSIDE FRONT COVER OF OUR ANNUAL REPORT, WHICH CONTAINS THE CHART ENTITLED "ADDITIONAL EARNINGS INFORMATION," WAS NOT INCORPORATED BY REFERENCE IN OUR 10-K, AND UNDER ITEM 601(13) OF REGULATION S-K IS DEEMED FURNISHED TO THE COMMISSION AND NOT FILED. THEREFORE, WE DO NOT BELIEVE THE REQUIREMENTS OF ITEM 10(E) OF S-K APPLY TO THIS TABLE. WHILE ITEM 10(E) DOES NOT APPLY TO THIS CHART, REGULATION G DOES, AND THE PRESENTATION OF THE CHART COMPLIES WITH THAT REGULATION. THE CHART IS ACCOMPANIED BY THE CORRESPONDING GAAP MEASURE OF EARNINGS PER SHARE, AND WAS RECONCILED TO THIS GAAP MEASURE BOTH (I) VISUALLY IN THE CHART, AND (II) NUMERICALLY IN FOOTNOTE 2 ON THE PAGE.

         WITH RESPECT TO QUESTION 11 OF FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES, THIS QUESTION CLARIFIES CERTAIN MATTERS RELATED TO ITEM 10(E) OF REGULATION S-K WHICH, AS DISCUSSED ABOVE, DOES NOT APPLY TO THE "ADDITIONAL EARNINGS INFORMATION" CHART. FURTHER, IN SITUATIONS WHERE ITEM 10(E) OF REGULATION S-K DOES APPLY, OUR READING OF THE RESPONSE TO QUESTION 11 INDICATES THAT NON-GAAP FINANCIAL MEASURES MAY BE MEANINGFUL IN CERTAIN CIRCUMSTANCES, PROVIDED REGISTRANTS 1) EXPLAIN HOW THESE MEASURES ARE USED BY MANAGEMENT AND IN WHAT WAY THEY PROVIDE MEANINGFUL INFORMATION TO INVESTORS AND 2) PROVIDE A RECONCILIATION OF THE MEASURE TO THE APPLICABLE GAAP FINANCIAL MEASURE, WHICH ARE SUBSETS OF THE 10(E) REQUIREMENTS. WE WILL COMPLY WITH THE REQUIREMENTS OF ITEM 10(E) WHERE APPLICABLE. EVEN THOUGH ITEM 10(E) DOES NOT APPLY TO THE CHART AT ISSUE, AS DISCUSSED ABOVE WE DID PROVIDE A RECONCILIATION OF THE MEASURE TO THE APPLICABLE GAAP FINANCIAL MEASURE. FURTHER, IN PREVIOUS MATERIALS, INCLUDING EARNINGS PRESS RELEASES FURNISHED TO THE SEC, WE INCLUDED A DISCUSSION OF HOW THESE MEASURES ARE USED BY MANAGEMENT AND IN WHAT WAY THEY PROVIDE MEANINGFUL INFORMATION TO INVESTORS.

The Procter & Gamble Company
Form 10-K for the period ended June 30, 2004
Form 10-Q for the period ended September 30, 2004
Attachment - Page 2


         IMPORTANTLY, WE BELIEVE THAT THE OMISSION OF THIS ADDITIONAL PER SHARE DATA COULD BE MISLEADING TO OUR INVESTORS. THE PROGRAM UNDERLYING THE RESTRUCTURING CHARGES WAS SUBSTANTIALLY COMPLETED IN OUR FISCAL 2003, WITH SIGNIFICANT COSTS INCURRED IN BOTH 2002 AND 2003. AS A RESULT, A SIGNIFICANT PORTION OF OUR REPORTED EARNINGS INCREASE IN 2004 WAS ATTRIBUTABLE TO THE LACK OF COMPARABLE CHARGES IN THAT YEAR. FOR EXAMPLE, REPORTED EARNINGS PER SHARE INCREASED 25% IN 2004, WHILE EXCLUDING THE RESTRUCTURING CHARGES, EARNINGS PER SHARE WOULD HAVE ONLY INCREASED 14%. WE BELIEVE IT WAS IMPORTANT TO PROVIDE OUR INVESTORS WITH THIS INFORMATION SO THEY COULD BETTER UNDERSTAND THE PORTION OF OUR EARNINGS GROWTH THAT WAS DRIVEN BY OUR BASE BUSINESS.

Management Discussion and Analysis
----------------------------------

Segment Results
---------------

   3. We note your presentation of results of operations analyzes changes in net sales and net income for each of your reportable segments. It is not clear to us that this presentation meets the objectives of Item 303(a) of Regulation S-K and the guidance in Release 22-8359. In order to help us better understand your presentation, please provide us with the following information:

         o It is unclear to us what measure of profit or loss you use to evaluate your reportable segments. We assume from disclosures in
              Note 12 and the introduction to the Segment Results portion of MD&A that you use before-tax earnings, including a full consolidation of your equity method investees while excluding interest expense and other costs you have specified are included in your Corporate Segment. Please confirm our assumption. If incorrect, please tell us what measure of profit or loss you use to evaluate segments. Please clarify the measure of profit or loss utilized in your segment footnote.

              THE THREE PRIMARY MEASURES USED TO EVALUATE THE PERFORMANCE OF OUR REPORTABLE SEGMENTS ARE UNIT VOLUME, NET SALES AND NET AFTER-TAX EARNINGS. WE WILL CLARIFY THIS IN THE INTRODUCTION TO THE SEGMENT RESULTS SECTION OF MD&A. OUR INTRODUCTION TO SEGMENT RESULTS PORTION OF MD&A AND NOTE 12 ARE MEANT TO EXPLAIN OUR TREATMENT OF NON-CONSOLIDATED AFFILIATES FOR MANAGEMENT REPORTING PURPOSES, AND HOW THIS TREATMENT IS THEN RECONCILED TO US GAAP IN CORPORATE. FOR MANAGEMENT REPORTING, UNCONSOLIDATED AFFILIATES ARE REFLECTED AS IF THEY WERE 100% OWNED AND CONSOLIDATED IN THE SEGMENT INCOME STATEMENT THROUGH EARNINGS BEFORE INCOME TAXES (I.E., NET SALES, COST OF SALES, SG&A). HOWEVER, THE SEGMENTS' NET AFTER-TAX EARNINGS ONLY REFLECT OUR OWNERSHIP PERCENTAGE. OUR INTRODUCTION TO THE SEGMENT RESULTS SECTION OF MD&A WILL BE REVISED AS FOLLOWS TO CLARIFY THIS:

The Procter & Gamble Company
Form 10-K for the period ended June 30, 2004
Form 10-Q for the period ended September 30, 2004
Attachment - Page 3

                  THIS MEANS SEGMENT PRE-TAX EARNINGS INCLUDE 100% OF EACH INCOME STATEMENT COMPONENT, WITH ELIMINATIONS TO ADJUST SUCH LINE ITEMS TO US GAAP INCLUDED IN CORPORATE. IN DETERMINING SEGMENT AFTER-TAX EARNINGS, WE ELIMINATE THE SHARE OF EARNINGS APPLICABLE TO OTHER OWNERSHIP INTERESTS, IN A MANNER SIMILAR TO MINORITY INTEREST, AND APPLY THE STATUTORY TAX RATES, WITH ADJUSTMENTS TO ARRIVE AT THE COMPANY'S EFFECTIVE TAX RATE IN CORPORATE.

              WE WILL INCLUDE SIMILAR REVISIONS IN NOTE 12.

         o Your MD&A overview indicates that you look at profit margin when evaluating the results of your reportable segments. However, we did not see a segmental discussion of profit margin in your MD&A. Please tell us how you determined that such a discussion was not necessary. We remind you that your MD&A analysis should provide your readers with a view of the company through the eyes of management.

              WHILE OUR MD&A OVERVIEW DISCUSSES A FOCUS ON PROFIT MARGINS, THAT DISCUSSION IS IN THE CONTEXT OF ENABLERS NEEDED TO SUSTAIN CONSISTENT, RELIABLE SALES AND EARNINGS GROWTH TO MEET OUR LONG-TERM FINANCIAL TARGETS. AS SUCH, OUR REPORTABLE SEGMENTS DO NOT HAVE DISTINCT PROFIT MARGIN TARGETS ON WHICH THEY ARE EVALUATED. RATHER, BUSINESSES FOCUS ON IMPROVING COSTS IN ORDER TO IMPROVE MARGINS, WHICH ALONG WITH VOLUME AND SALES GROWTH, DRIVES THEIR EARNINGS PROGRESSION, THE PRIMARY METRIC ON WHICH THEY ARE EVALUATED.

              IMPORTANTLY, WHEN EARNINGS MARGINS CHANGES WERE A SIGNIFICANT DRIVER OF A REPORTABLE SEGMENT'S YEAR TO YEAR EARNINGS PROGRESSION, WE DID PROVIDE THAT DISCUSSION. FOR EXAMPLE, WITHIN FABRIC AND HOME CARE, WE DID NOTE THAT "NET EARNINGS MARGIN WAS DOWN SLIGHTLY COMPARED TO 2003 DUE TO THE MIX EFFECT OF
              DISPROPORTIONATE GROWTH OUTSIDE THE U.S.,.......MARKETING
              INVESTMENTS,..... AND START-UP COSTS FOR INCREASED CAPACITY." WE
              ALSO DISCUSSED EARNINGS MARGIN DRIVERS IN BEAUTY CARE AND IN HEALTH CARE. NONETHELESS, IN ORDER TO PROVIDE MORE CLARITY IN FUTURE FILINGS, WE WILL PROVIDE ADDITIONAL QUANTITATIVE DATA ON SEGMENT PROFIT MARGINS, EITHER IN A NARRATIVE OR TABULAR FORMAT.

Financial Condition - Long-term and Short-term Debt
---------------------------------------------------

   4. We note your discussion of financial covenants related to your bank credit facilities under Liquidity. If applicable, please provide a similar disclosure for any significant financial covenants related to your long-term debt agreements.

         AS OF JUNE 30, 2004, WE HAD NO SIGNIFICANT FINANCIAL COVENANTS RELATED TO OUR LONG-TERM DEBT AGREEMENTS. SHOULD WE BECOME SUBJECT TO ANY SUCH COVENANTS IN THE FUTURE, WE WOULD INCLUDE A DISCUSSION OF COVENANTS AS APPROPRIATE.

   5. We assume that you were in compliance with all long-term debt covenants at June 30, 2004. Please consider providing an affirmative statement to that effect, as we believe that it provides important information to your readers.

The Procter & Gamble Company
Form 10-K for the period ended June 30, 2004
Form 10-Q for the period ended September 30, 2004
Attachment - Page 4


         AS NOTED ABOVE IN OUR RESPONSE TO QUESTION 4, WE HAVE NO SIGNIFICANT FINANCIAL COVENANTS. IN ADDITION, WE WERE IN COMPLIANCE WITH ALL NON-FINANCIAL LONG-TERM DEBT COVENANTS AT JUNE 30, 2004. IN FUTURE FILINGS, WE DISCLOSE ANY SIGNIFICANT INSTANCES OF NON-COMPLIANCE.

Significant Accounting Policies and Estimates - Goodwill and Intangible Assets
------------------------------------------------------------------------------

   6. Confirm to us and revise your disclosures to clarify that you assess your indefinite-lived intangible assets for impairment separately from goodwill in accordance with paragraph 17 of SFAS 142 and EITF 02-7. Please also revise Note 1 to your financial statements in a similar manner.

         WE CONFIRM THAT WE ASSESS OUR INDEFINITE-LIVED INTANGIBLES FOR IMPAIRMENT SEPARATELY FROM GOODWILL IN ACCORDANCE WITH PARAGRAPH 17 OF SFAS 142 AND EITF 02-7. WE WILL CLARIFY OUR DISCLOSURES TO THAT EFFECT IN FUTURE FILINGS BY ADDING THE FOLLOWING SENTENCE. "OUR IMPAIRMENT TESTING FOR GOODWILL IS PERFORMED SEPARATELY FROM OUR IMPAIRMENT TESTING OF INDEFINITE-LIVED INTANGIBLES."

Financial Statements
--------------------

Note 11 - Commitments and Contingencies - Litigation
----------------------------------------------------

   7. We note your conclusion that the current lawsuits and claims will not materially affect your financial condition. Please expand this assessment to address whether the lawsuits and claims will have a material adverse effect on your results of operations.

         IN FUTURE FILINGS, WE WILL REVISE OUR NOTES TO STATE THAT "......THE
         ULTIMATE LIABILITIES RESULTING FROM SUCH LAWSUITS WILL NOT MATERIALLY IMPACT THE COMPANY'S FINANCIAL CONDITION, CASH FLOWS AND RESULTS OF OPERATIONS."

Note 13 - Quarterly Results
---------------------------

   8. Please disclose gross profit as required by Item 302(a)(1) of Regulation S-K.

         IN FUTURE FILINGS, WE WILL ADD A GROSS PROFIT LINE TO THIS DISCLOSURE.

The Procter & Gamble Company
Form 10-K for the period ended June 30, 2004
Form 10-Q for the period ended September 30, 2004
Attachment - Page 5


FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2004
-------------------------------------------------

Note 3 - Segment Information
----------------------------

   9. We note the realignment of your segments in the first fiscal quarter of 2005. Although it is not clear to us that this realignment meets the criteria specified in SFAS 131, we note your commitment in the June 30, 2004 Form 10-K to continue to supplementally provide information on the results of each reportable segment that existed at that year end. We further note that you have provided information on each of the five segments in your segment footnote and separately addressed each of the five segments in your business segment discussion in MD&A. Please confirm to us that you will continue to provide this level of detail in your segment footnote and MD&A discussions in future filings. If you do not plan to continue to provide this level of detail in the future, please provide us with reasonable level of detail to demonstrate how your realignment of segments meets the criteria in paragraph 17-19 of SFAS 131. Your response should specifically demonstrate that the combined segments have similar long term average gross margins, along with the other criteria specified in paragraph 17.

         OUR INTENT AT THE TIME OUR FORM 10-K AND SUBSEQUENT FORM 10-Q WERE FILED WAS TO CONTINUE TO PROVIDE SUPPLEMENTAL FINANCIAL INFORMATION WITHIN OUR SEGMENT FOOTNOTE AND MANAGEMENT DISCUSSION AND ANALYSIS FOR THE FIVE BUSINESSES. HOWEVER, IT SHOULD BE NOTED THAT WE ELECTED TO PROVIDE THIS INCREMENTAL SUPPLEMENTAL INFORMATION BECAUSE WE BELIEVE OUR INVESTORS FIND THE ADDITIONAL INFORMATION USEFUL. IMPORTANTLY, OUR JANUARY 28 ANNOUNCEMENT OF OUR AGREEMENT TO ACQUIRE THE GILLETTE COMPANY WILL NECESSITATE THAT WE AGAIN RECONSIDER OUR REPORTABLE BUSINESS SEGMENTS. ANY CHANGES IN OUR REPORTABLE SEGMENTS WILL BE REFLECTED IN OUR SEGMENT REPORTING STARTING WITH THE EFFECTIVE DATE OF THE ACQUISITION (LIKELY IN THE FIRST OR SECOND QUARTER OF OUR FISCAL
         2006).